UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 3, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Constellation Brands, Inc.

File No. 001-08495 - CF#29848

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Constellation Brands, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on June 11, 2013.

Based on representations by Constellation Brands, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through June 11, 2018
Exhibit 10.2	through June 11, 2023
Exhibit 10.3	through June 11, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary